

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2025

Allison Swartz
General Counsel
Progyny, Inc.
1359 Broadway
New York, NY 10018

> **Re: Progyny, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **File No. 001-39100**

Dear Allison Swartz:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Industrial Applications and Services